Mamma.com Inc.

Interim Consolidated Balance Sheets

(unaudited) (expressed in U.S. dollars)

	As at September 30, 2006	As at December 31, 2005
	$	$
Assets

Current assets
Cash and cash equivalents	5,490,292	4,501,201
Temporary investments	3,034,321	4,013,312
Accounts receivable	1,220,606	2,623,940
Income taxes receivable	261,501	606,226
Prepaid expenses	448,991	295,288
Future income taxes	35,063	33,505
Assets of discontinued operations (note 8)	—	9,694

	10,490,774	12,083,166

Future income taxes	14,110	13,483

Income tax credit	57,466	54,912

Investments	150,000	720,000

Property and equipment	526,283	598,758

Intangible assets	6,669,840	8,601,848

Goodwill	15,417,844	16,255,031

	33,326,317	38,327,198

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,413,525	2,690,943
Deferred revenue	220,978	249,953
Deferred rent	11,249	—
Income tax payable	8,100	8,062
Liabilities of discontinued operations (note 8)	70,477	189,223

	2,724,329	3,138,181

Future income taxes	2,194,215	2,672,036

Shareholders’ Equity

Capital stock (note 4)
Authorized Unlimited common shares, no par value Issued and outstanding 14,340,864 common shares	95,298,234	95,298,234

Additional paid-in capital	5,639,480	5,249,902

Cumulative translation adjustment	561,137	370,369
Accumulated deficit	(73,091,078)	(68,401,524)

	28,407,773	32,516,981

	33,326,317	38,327,198

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Operations

(unaudited) (expressed in U.S. dollars)

	For the nine months ended September 30		For the three months ended September 30
	2006	2005	2006	2005
	$	$	$	$
Revenues (note 5)	6,029,981	7,805,543	1,891,068	2,390,634

Cost of revenues (note 6)	1,785,181	3,464,755	530,729	1,138,280

	4,244,800	4,340,788	1,360,339	1,252,354

Expenses
Marketing, sales and services	1,347,760	1,702,384	430,849	494,116
General and administration	2,967,084	4,546,230	892,428	1,106,836
Product development and technical support	1,924,527	940,938	615,926	305,790
Amortization of property and equipment	129,224	75,141	45,198	26,066
Amortization of intangible assets	1,579,095	147,714	528,538	51,325
Interest and other income	(312,972)	(504,277)	(116,853)	(193,119)
Loss (gain) on foreign exchange	133,595	23,203	(1,633)	22,927
Write-downs and settlement costs (note 7)	1,683,238	—	1,683,238	—

	9,451,551	6,931,333	4,077,691	1,813,941

Loss from continuing operations before income taxes	(5,206,751)	(2,590,545)	(2,717,352)	(561,587)

Current (recovery of) income taxes	(4,876)	12,727	(4,876)	12,727
Recovery of future income taxes	(477,821)	—	(159,274)	—

Loss from continuing operations	(4,724,054)	(2,603,272)	(2,553,202)	(574,314)

Results of discontinued operations (note 8)	34,500	(2,292,491)	4,928	(931,374)

Net loss for the period	(4,689,554)	(4,895,763)	(2,548,274)	(1,505,688)

Basic and diluted loss per share from continuing operations	(0.33)	(0.21)	(0.18)	(0.05)
Basic and diluted loss per share from discontinued operations	0.00	(0.19)	0.00	(0.08)

Basic and diluted net loss per share	(0.33)	(0.40)	(0.18)	(0.13)

Weighted average number of shares outstanding – basic and diluted	14,340,864	12,159,498	14,340,864	11,959,125

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Consolidated Statements of Shareholders’ Equity

(unaudited) (expressed in U.S. dollars)

	Number of common shares	Common shares	Additional paid-in capital	Cumulative translation adjustment	Accumulated deficit
		$	$	$	$
Balance, December 31, 2005	14,340,864	95,298,234	5,249,902	370,369	(68,401,524)
Amortization of stock-based compensation	—	—	389,578	—	—
Translation adjustment for the period	—	—	—	190,768	—
Net loss for the period	—	—	—	—	(4,689,554)

Balance, September 30, 2006	14,340,864	95,298,234	5,639,480	561,137	(73,091,078)

	Number of common shares	Common shares	Additional paid-in capital	Cumulative translation adjustment	Accumulated deficit
		$	$	$	$
Balance, December 31, 2004	12,263,029	90,496,088	3,921,806	360,884	(62,743,206)
Redemption of common shares	(304,665)	(2,248,302)	1,195,147	—	—
Option Exercised	2,500	10,409	(3,984)
Amortization of stock-based compensation	—	—	54,344	—	—
Net loss for the period	—	—	—	—	(4,895,763)

Balance, September 30, 2005	11,960,864	88,258,195	5,167,313	360,884	(67,638,969)

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the nine months ended September 30		For the three months ended September 30
	2006	2005	2006	2005
	$	$	$	$
Cash flows from (used for)
Operating activities
Loss from continuing operations	(4,724,054)	(2,603,272)	(2,553,202)	(574,314)
Adjustments for
Amortization of property and equipment	129,224	75,141	45,198	26,066
Amortization of intangible assets	1,579,095	147,714	528,538	51,325
Employee stock-based compensation	389,578	54,344	124,333	72,203
Future income taxes	(477,821)	—	(159,274)	—
Write-down of property and equipment	9,813	—	9,813	—
Write-down of intangible assets	403,425	—	403,425	—
Write-down of investment	570,000	—	570,000	—
Unrealized loss on foreign exchange	1,151	—	(571)	—
Net change in non-cash working capital items	1,806,717	353,236	1,100,337	469,207

Cash from (used for) operating activities from continuing operations	(312,872)	(1,972,837)	68,597	44,487
Cash from (used for) operating activities from discontinued operations	(74,552)	(600,694)	644	(155,594)

	(387,424)	(2,573,531)	69,241	(111,107)

Investing activities
Reimbursement related to Copernic business acquisition (note 3)	379,382	—	63,839	—
Purchase of property and equipment	(49,591)	(85,115)	(13,250)	(11,581)
Purchase of intangible assets	(43,027)	(47,971)	(18,384)	(5,776)
Net decrease (increase) in temporary investments	978,991	6,874,155	(3,034,321)	—

Cash from (used for) investing activities	1,265,755	6,741,069	(3,002,116)	(17,357)

Financing activities
Issuance of capital stock	—	6,425	—	6,425
Redemption of common shares	—	(1,053,155)	—	—

Cash from (used for) financing activities	—	(1,046,730)	—	6,425

Effect of foreign exchange rate changes on cash and cash equivalents	110,760	—	—	—

Net change in cash and cash equivalents during the period	989,091	3,120,808	(2,932,875)	(122,039)

Cash and cash equivalents – Beginning of period	4,501,201	20,757,089	8,423,167	23,999,936

Cash and cash equivalents – End of period	5,490,292	23,877,897	5,490,292	23,877,897

Cash and cash equivalents comprise:
Cash	376,800	1,363,506	376,800	1,363,506
Short-term investments	5,113,492	22,514,391	5,113,492	22,514,391

	5,490,292	23,877,897	5,490,292	23,877,897

Mamma.com Inc.

Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the nine months ended September 30		For the three months ended September 30
	2006	2005	2006	2005
	$	$	$	$
Supplemental cash flow information
Cash paid for interest	4,727	4,700	32	11
Cash (received) paid for income taxes	(44,523)	39,668	(44,523)	(4,548)

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	1,932,408	740,456	144,484	339,000
Income taxes receivable	373,948	27,298	6,226	(21,372)
Prepaid expenses	(150,194)	(377,915)	219,193	150,817
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(331,112)	(65,993)	745,989	(5,487)
Income taxes payable	(418)	—	—	—
Deferred rent	11,084	—	1,644	—
Deferred revenue	(28,999)	29,390	(17,199)	6249

Net change in non-cash working capital items	1,806,717	353,236	1,100,337	469,207

The accompanying notes are an integral part of these interim consolidated financial statements.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

1. Interim financial information

The financial information as at September 30, 2006 and for the three and nine-month periods ended September 30, 2006 are unaudited. In the opinion of management, all adjustments necessary to fairly present the results of these periods have been included. The adjustments made were of a normal-recurring nature. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The financial statements follow the same accounting policies and methods of their application as the audited financial statements for the year ended December 31, 2005. The results of operations for the three and nine-month periods ended September 30, 2006 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2005.

2. Revenue recognition

Search advertising, graphic advertising, software licensing, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from maintenance support for licenses previously sold and implemented are recognized ratably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

3. Purchase price allocation, and reimbursement for Copernic acquisition

During the first quarter of 2006, the purchase price allocation relating to the 2005 acquisition of Copernic was adjusted to reflect additional assets and liabilities assumed by the Company. The purchase price allocation was therefore adjusted by increasing accounts receivable by $480,091, liabilities by $22,286 and consequently decreasing original goodwill by $457,805. The increase in accounts receivable, which was not accounted for in the audited closing balance sheet of Copernic at the date of acquisition, was due to revenue recognition adjustment related to a specific contract that existed prior to the date of the transaction.

During the second and third quarter of 2006, $379,382 was received by the Company from the sellers of Copernic to compensate for a reduction of research and development tax credits prior to the acquisition date, the purchase price was then reduced accordingly.

4. Capital stock

a) Stock options and warrants

Information with respect to stock option activity and warrants for the period ended September 30, 2006 is as follows:

	Options		Warrants
	Number of Options	Weighted average exercise price	Number of Warrants	Weighted average exercise price
		$		$
Outstanding as of December 31, 2005	661,083	2.90	646,392	15.60
Granted	59,661	2.28	—	—
Forfeited	6,535	4.97	—	—

Outstanding as of September 30, 2006	714,209	2.83	646,392	15.60

b) Grant of stock options

On January 25, 2006, the Company granted to employees 9,661 stock options at an exercise price of $3.08 expiring in five years.

On March 17, 2006, 25,000 stock options were granted to a new director, at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

The fair values of the options granted were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life (years)	4.00
Volatility	75.81%
Risk-free interest	4.01%
Dividend yield	nil

The weighted average grant date fair value is $1.34 per option

c) Stock-based compensation costs

For the nine-month periods ended September 30, 2006 and 2005, stock-based compensation charges by department were as follows:

	For the nine months ended		For the three months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
General and administration	320,989	(11,427)	104,564	47,290
Marketing, sales and services	40,337	36,361	13,864	13,149
Product development and technical support	28,252	29,410	5,905	11,764

	389,578	54,344	124,333	72,203

5. Revenues

	For the nine months ended		For the three months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
Search advertising	4,694,097	3,896,549	1,557,298	1,254,054
Graphic advertising	695,470	3,908,994	149,419	1,136,580
Software licensing	256,306	—	59,379	—
Customized development and maintenance support	384,108	—	124,972	—

	6,029,981	7,805,543	1,891,068	2,390,634

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

6. Cost of revenues

	For the nine months ended		For the three months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
Search advertising payouts	1,267,888	1,271,098	451,603	437,242
Graphic advertising payouts	209,875	1,984,039	(25,619)	619,725
ISP charges	307,418	209,618	104,745	81,313

	1,785,181	3,464,755	530,729	1,138,280

7. Write-downs and settlement costs

	For the nine months ended		For the three months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
Class action settlement costs (note 15)	650,000	—	650,000	—
Class action closure costs	50,000	—	50,000	—
Write-downs of property and equipment and intangible assets	413,238	—	413,238	—
Write-down of investment	570,000	—	570,000	—

	1,683,238	—	1,683,238	—

During the last four quarters, graphic advertising revenues have constantly declined from $1,136,580 in Q3 2005 to $149,419 in Q3 2006 incurring continuous losses. Based on its assessment of the fair value of the Company’s assets related to graphic advertising, the Company concluded that its assets related to it had suffered a loss in value and the carrying value of property and equipment and intangible assets are significantly less than its fair value for each of these assets. Therefore, write-downs of $413,238 were recorded to bring them to nil.

In Q3 2006, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment has suffered a loss in value other than a temporary decline due to delays in commercialization of its technology and therefore recorded a write-down of $570,000 to bring it to $150,000.

8. Discontinued Operations

a)	Digital Arrow LLC and High Performance Broadcasting Inc.

In September 2005, following the poor performance of Digital Arrow LLC and High Performance Broadcasting Inc. (“Digital Arrow”) located in Florida, management discontinued its subsidiary’s operations.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the periods ended September 30, 2006 and 2005 were reclassified to account for the closure of the subsidiary’s operations. These results are as follows:

	For the nine months ended		For the three months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
Revenues	—	474,128	—	53,503
Expenses	4,157	723,431	(6,553)	54,670

Operating earnings (loss) before undernoted items	(4,157)	(249,303)	6,553	(1,167)
Amortization of property and equipment	—	13,799	—	3,140
Amortization of intangible assets	—	238,230	—	57,876
Restructuring charges (recovery)	(38,657)	165,261	1,625	37,385

Write-down of property and equipment and intangible assets	—	1,625,898	—	831,806

Net earnings (loss) from discontinued operations	34,500	(2,292,491)	4,928	(931,374)

The net book value of the assets and liabilities of Digital Arrow as at September 30, 2006 and December 31, 2005 is as follows:

	As at September 30, 2006	As at December 31, 2005
	$	$
Current assets
Accounts receivable	—	9,694

Current liabilities
Accounts payable and accrued liabilities	70,447	189,223

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

9. Major customers

Customers from which 10% or more of revenues are derived during the periods, are summarized as follows:

	For the nine months ended		For the three months ended
	September 30, 2006 % of revenue	September 30, 2005 % of revenue	September 30, 2006 % of revenue	September 30, 2005 % of revenue
Customer A	20%	13%	21%	21%
Customer B	11%	13%	14%	0%

	31%	26%	35%	21%

As at September 30, 2006, major customers comprise approximately 49% of net trade accounts receivable as compared to 22% for the corresponding period of the previous year.

10. Segmented information

Since December 22, 2005, management decided to follow and measure its operations using two separate segments.

•	Mamma Media Solutions includes pay-per-click search listing placement and graphic ads distributed through the Mamma Media Solutions publisher network.

•

Copernic includes Web searches and clicks from pay-per-click listings through Copernic Agent and Copernic Desktop Search, software licensing and customized development and maintenance support through Copernic Desktop Search, Copernic Agent Personal/Pro, Copernic Summarizer and Copernic Tracker.

The segmented information is presented for the continuing operations.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

10. Segmented information (continued)

	For the nine months ended
	September 30, 2006			September 30, 2005
	Mamma Media Solutions	Copernic	Total	Mamma Media Solutions
	$	$	$	$
Revenues	4,565,937	1,464,044	6,029,981	7,805,543

Costs of revenues	1,674,063	111,118	1,785,181	3,464,755
Marketing, sales and services	1,117,207	230,553	1,347,760	1,702,384
Product development and technical support	865,374	1,059,153	1,924,527	940,938
Amortization of property and equipment	64,024	65,200	129,224	75,141
Amortization of intangible assets	151,941	1,427,154	1,579,095	147,714
Write-downs and settlement costs	1,683,238	—	1,683,238	—

Segmented operating income (loss)	(989,910)	(1,429,134)	(2,419,044)	1,474,611

Unallocated expenses
General and administration expenses, interests and loss on foreign exchange	—	—	2,787,707	4,065,156

Loss from continuing operations before income taxes	—	—	(5,206,751)	(2,590,545)

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

10. Segmented information (continued)

	For the three months ended
	September 30, 2006			September 30, 2005
	Mamma Media Solutions	Copernic	Total	Mamma Media Solutions
	$	$	$	$
Revenues	1,455,319	435,749	1,891,068	2,390,634

Costs of revenues	497,238	33,491	530,729	1,138,280
Marketing, sales and services	332,913	97,936	430,849	494,116
Product development and technical support	248,125	367,801	615,926	305,790
Amortization of property and equipment	22,175	23,023	45,198	26,066
Amortization of intangible assets	52,062	476,476	528,538	51,325
Write-downs and settlement costs	1,683,238	—	1,683,238	—

Segmented operating income (loss)	(1,380,432)	(562,978)	(1,943,410)	375,057

Unallocated expenses
General and administration expenses, interests and loss on foreign exchange	—	—	773,942	936,644

Loss from continuing operations before income taxes	—	—	(2,717,352)	(561,587)

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

11. Related Party transactions

The Company entered into a consulting agreement with a company owned by a current director pursuant to which he provides services to the Company as an Executive Chairman. These transactions are in the normal course of operations and are measured at the exchange amount which represents the amount of consideration established and agreed to by the related parties.

	For the nine months ended		For the three months ended
Services rendered	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
Company owned by a current director	114,746	160,218	25,698	42,364

Amount payable as at:	September 30, 2006	September 30, 2005
	$	$
Company owned by a current director	9,080	10,746

12. Contingencies

Informal SEC inquiry to formal investigation

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission’s staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

Purported Securities Class Action Lawsuit

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and selected current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours and newspaper reports. All of these lawsuits have been consolidated. The Company denies the allegations of wrongdoing against it, believes that the purported claims are without merit, intends to defend itself vigorously, and has moved for dismissal of the consolidated lawsuit.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

The Company’s director and officer liability insurance is expected to cover most of the costs incurred in defending the purported securities class action in excess of the $250,000 retention paid up to its limit coverage.

On March 28, 2006, the court in the consolidated case denied a motion filed by the Company for dismissal of the consolidated complaint. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to continue to defend itself vigorously.

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement.

Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

13. Comparative figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.

14. United States generally accepted accounting principles (“U.S. GAAP”)

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

For the nine-month periods ended September 30, 2006 and 2005, the Company does not have any significant adjustments to record in order to reconcile its reported net loss under Canadian GAAP to U.S. GAAP.

	For the nine months ended		For the three months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
Other comprehensive loss (a)
Foreign currency translation adjustments	190,768	—	—	—
Net loss in accordance with U.S. GAAP	(4,689,554)	(4,895,763)	(2,548,274)	(1,505,688)

Comprehensive loss	(4,498,786)	(4,895,763)	(2,548,274)	(1,505,688)

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

The effects of the cumulative adjustments on the interim consolidated balance sheets of the Company are as follows:

	September 30, 2006	December 31, 2005
	$	$
Capital Stock
Capital stock in accordance with Canadian GAAP	95,298,234	95,298,234
Reduction of stated capital (b)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	112,067,804	112,067,804

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,639,480	5,249,902
Stock-based compensation cost (c)
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,677,170	6,287,592

Accumulated other comprehensive gain
Cumulative translation adjustment in accordance with Canadian GAAP	561,137	370,369

Accumulated deficit
In accordance with Canadian GAAP	(73,091,078)	(68,401,524)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(90,898,338)	(86,208,784)

Total shareholders’ equity in accordance with U.S. GAAP	28,407,773	32,516,981

(a) Comprehensive loss

U.S. GAAP requires disclosures of comprehensive loss which comprises any charges or credits to shareholders’ equity not related to investments or distributions to shareholders and not otherwise classified in the consolidated statements of operations for quarterly periods. Under Canadian GAAP, there is no requirement to report comprehensive loss.

(b) Reduction of stated capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(c) Stock-based compensation costs

In 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there are no differences between the Company’s net loss for the third quarter and the nine month period of 2006 and 2005 under U.S. GAAP as compared to Canadian GAAP.

Mamma.com Inc.

Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

The Company has conformed with Share-Based Payment FAS 123(R) and therefore certain figures have been reclassified accordingly.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.

15. Subsequent event

Settlement of the class action lawsuit

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement.

Under the terms of the settlement agreement, plaintiffs would receive US$3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $650,000 from the Company. The Company has recorded in Q3 2006 $650,000 as settlement costs and an additional $50,000 has been also accrued for professional fees related to finalize the case.